EXHIBIT 2
Management’s Report on Internal Control Over Financial Reporting
Barrick’s management is responsible for establishing and maintaining adequate internal control over financial reporting.
     Barrick’s management assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006. Barrick’s management used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of Barrick’s internal control over financial reporting. Based on that evaluation, Barrick’s management concluded that the Company’s internal control over financial reporting was effective as of December 31,2006.
     Based on Barrick management’s assessment, there were no material weaknesses in Barrick’s internal control over financial reporting as of December 31,2006.
     Barrick acquired control of Placer Dome Inc. (“Placer Dome”) in January 2006. Barrick’s management excluded the mines sites and the development projects of the former Placer Dome (the “Placer Dome Operations”) from its assessment of the effectiveness of Barrick’s internal control over financial reporting. The Placer Dome Operations represent approximately $6.2 billion of the total assets and approximately $2.4 billion of the total revenue of Barrick’s consolidated financial statement amounts as at December 31,2006.
     PricewaterhouseCoopers LLP, independent auditors, who have audited and issued a report on the consolidated financial statements of Barrick for the year ended December 31, 2006, have also issued an attestation report on Barrick management’s assessment of Barrick’s internal control over financial reporting. This attestation report is located on pages 70–72 of Barrick’s Financial Report 2006.

Barrick Financial Report 2006	Management’s Report on Internal Control Over Financial Reporting ▪ 69